March 22, 2005

Mail Stop 0406

Mr. Joseph L. Mullen
Chief Executive Officer
Bottomline Technologies (de), Inc.
325 Corporate Drive
Portsmouth, New Hampshire 03801

RE:	Form 10-K for the fiscal year ended June 30, 2004
		Form 10-Q for the fiscal quarter ended September 30,
2004
      Form 10-Q for the fiscal quarter ended December 31, 2004
      File No. 000-25259

Dear Mr. Mullen:

		We reviewed your response letter dated March 16, 2005 and have the following additional comments. Please note that we have limited the scope of our review to certain accounting policies and practices in your financial statements and related disclosures.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Annual Report on Form 10-K for the Year Ended June 30, 2004

Item 6.  Selected Financial Data, page 9

Prior Comment No. 3

1. Provide us with your revised disclosure of the usefulness of your non-GAAP financial measures. Ensure your disclosure clarifies the material limitations associated with the use of your non-GAAP financial measures and does not indicate that you believe that the non-GAAP measures are more accurate than the most directly comparable
GAAP measure.

Quarterly Report on Form 10-K for the Quarter Ended September 30,
2004

Note 6. Operations by Segments and Geographic Area, page 5

Prior Comment No. 5

2. Your response to prior comment number 5 indicates that you tracked financial data across multiple segments beginning in the year ended
June 30, 2004. Since it is not impracticable for you to recast your segment disclosures for the year ended June 30, 2004, we believe you should present recast reportable segment disclosures for this annual period and disclose that it is impracticable to present this information for prior financial periods. Tell us why you did not present this segment information as of June 30, 2004, considering that the financial data was being tracked. Indicate when the segment information began to be regularly evaluated by your chief operating decision maker. Refer to paragraph 10 of SFAS 131.

Please respond to these comments within 10 business days and file your response letter via EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Christopher White, Staff Accountant, at (202) 942-8645, Melissa Walsh, Senior Staff Accountant, at (202) 942-1822 or me at (202) 942-2949 if you have any questions regarding these comments.


							Very truly yours,


							Craig Wilson
							Senior Assistant Chief
Accountant


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Bottomline Technologies (de), Inc.
March 22, 2005
page 1